                                                           File Number 70-8759


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Post-Effective Amendment No. 12

to

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

CNG INTERNATIONAL CORPORATION
Two Fountain Square, Suite 600
11921 Freedom Drive
Reston, Virginia 20190-5608

Consolidated Natural Gas Company, a registered holding company, is the parent of the other party


Names and addresses of agents for service:


S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-8759




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


Post-Effective Amendment No. 12

to

FORM U-1


APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935



	Consolidated Natural Gas Company et al. hereby amend the application-declaration under the above file number, as most recently amended by Post-Effective Amendment No. 11, as follows. All page references below are to Post-Effective Amendment No. 10.

Item 1. Description of Proposed Transaction
        ___________________________________



4.  Footnote (7) at the bottom of page 7 is restated to read as follows:

"(7) No further amounts will be expended under prior authorizations in this proceeding. The following calculation (amounts rounded up to the nearest hundred thousand) indicates that the $100 million is within the amount available for investment in this proceeding.

     Aggregate Amount Authorized by HCAR No. 26523:      $300,000,000

        Final Amount Used by Projects
          Previously Authorized:

                               HCAR No.       Amount
                               ________   _____________
         Bolivian,
         Argentine and
         Uruguay
         Pipelines           26595                 0

         Epic Pipeline       26608     $  38,800,000

         Alinta Pipeline     26824       143,200,000
                                        ____________

     Less total Amount Used                              $182,000,000
                                                         ____________
    Releasable for Further Investment                   $118,000,000"
                                                         ============

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY



                                  By  D. M. Westfall

                                      Senior Vice President, Nonregulated
                                      Business and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION



                                  By  N. F. Chandler

                                      Its attorney


Date: April 9, 1999